Cegecom S.A. Selects Orckit-Corrigent’s Packet Transport Network Solutions to Expand Enterprise Services Network Offering

Orckit-Corrigent, Along with its Regional Partner 3M Services, to Provide PTN Technologies for Luxembourg's Leading Telecommunications Service Provider

Tel Aviv, Israel – February 08, 2011 – Orckit-Corrigent Ltd. (NasdaqGM: ORCT), a leading Packet Transport Network (PTN) vendor, today announced  that Cegecom S.A., a Luxembourg regional telecommunication service provider, has chosen Orckit-Corrigent’s CM-4000 PTN products and 3M Services support to develop their Transport and Packet Network solutions.

"As our customers have increasing specific bandwidth and availability requirements, we have a need to continuously strengthen our connectivity solutions based on the latest technologies," said Michael Leidinger, Technical Director  of Cegecom. "We look forward to implementing the upgraded network and taking advantage of Orckit-Corrigent's industry expertise and leadership, together with 3M's added value as a local partner."

The deal includes an end-to-end solution provided by Orckit-Corrigent’s CM-4000 Packet Transport Network switches and CM-11 multi-service access switches. It also includes CM-View, the corresponding network management system. The combined solution is based on MPLS carrier grade technologies, allowing for high availability and reliability services with quality of service (QoS) assurance.

"We are excited to continue teaming up with Orckit-Corrigent to help Cegecom develop their next-generation Packet Transport Network solutions," said Manfred Brandt, Managing Director of 3M Services. "This order once again demonstrates the advantages that our partnership with Orckit-Corrigent brings to our customers."

Mr. Izhak Tamir, Co-Founder, Chairman of the Board and President of Orckit Communications,  commented: “We are pleased to add Cegecom S.A. to the growing number of European operators who are successfully using our PTN solutions, and look forward to enabling scalable and cost effective enterprise VPN services. Additionally, this installation allows us to further develop our increasingly successful relationship with our partner 3M Services, and we anticipate working with 3M Services on additional joint projects in the future.”

Recently, Orckit-Corrigent announced several German operators which selected the company’s PTN solutions and 3M Services’ solutions to enhance networking infrastructure.

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About Cegecom S.A.
Cegecom S.A. is a provider of telecommunications solutions. The company offers its services to businesses with precise requirements in relation to bandwidth and availability. By virtue of its genuine flexibility and constant reliability, Cegecom S.A. is in a position to provide individual and tailored solutions, a first-class service and an extremely attractive quality/price ratio. The combination of all these factors enables more and more businesses in all sectors of activity - banks, insurance companies, telecoms, industries, SME - to profit from the range and skills of Cegecom S.A. For more information, please visit www.cegecom.lu

About 3M Services
3M Services GmbH (formerly known as Quante-Netzwerke GmbH), part of the 3M Group which is represented in more than 70 countries, is a young, dynamic company providing full-service solutions in the telecommunications sector. Together with the 4,500 employees of 3M Deutschland GmbH 3M Services and 3M Deutschland GmbH generate a global turnover exceeding Euro 1 billion. For more Information, visit http://www.3m-services.de/Telekommunikation/index.php

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products.
With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel. For more information, please visit http://www.orckit.com
Follow Orckit on Twitter @ORCT

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+544-676-950
matthew@ruderfinn.co.il